SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[April 4, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☑          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

SIGNATURES

Date April 4, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso’s Annual General Meeting, April 4, 2005:
REVIEW BY PRESIDENT & CEO JORMA ELORANTA

(Helsinki, Finland, April 4, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

At Metso Corporation’s Annual General Meeting being held today at 2:00 p.m., President and CEO Jorma Eloranta estimates in his review that the short-term outlook disclosed in conjunction with the financial statements reported in February 2005 is still valid. The demand for Metso Minerals’ and Metso Automation’s products is expected to remain good. The demand for Metso Paper’s products is expected to mainly focus on rebuilds and aftermarket services.

“The completed measures to streamline the cost structure and the strengthened order backlog support favorable profit performance in Metso Corporation,” Jorma Eloranta notes. “The positive profit performance of Metso Minerals and Metso Automation in 2004 will help attain the financial targets set for 2005. The targets set for Metso Paper are demanding, as are those set for Metso Ventures, especially after the soon to be finalized divestiture of Metso Drives. The capital gains from the divestment of Metso Drives, expected to be booked in the second quarter, will improve Metso’s earnings per share in 2005.”

The 2005 financial targets set for Metso Corporation as a whole, a 6% operating profit and a 12% return on capital employed, are expected to be reached.

President & CEO Eloranta expects that the period of major restructuring at Metso is over for the most part. Metso Minerals and Metso Automation can already focus on the continuous improvement of operations, whereas the renewal of Metso Paper’s business concept will continue this year. The Tissue business line has the most to improve.

“Among other things, continuous improvement means further enhancing the customer orientation of our operations. We will strengthen our resources close to our growing markets and boost customer-oriented product development,” Eloranta emphasizes. “At the same time, we will continue the work to improve profitability: Productivity and quality awareness are two areas in which we want to see improvements.”

According to Eloranta, in addition to improving profitability, Metso’s goal is now to pursue growth. “We are primarily pursuing organic growth, but acquisitions complementing the current business operations of Metso Automation and Metso Minerals are possible.”

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:

Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000
Kati Renvall, Vice President, Corporate Communications, Metso Corporation, tel. +358 204 84 3212 or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:

(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.